

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2017

Geoffrey Strong
Chief Executive Officer
Spartan Energy Acquisition Corporation
9 West 57th Street, 43rd Floor
New York, NY 10019

Re: Spartan Energy Acquisition Corp.
　　Draft Registration Statement on Form S-1
　　Submitted October 27, 2017
　　CIK No. 0001720990

Dear Mr. Strong:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 27, 2017

Summary
Our Company, page 2

1.　　Please add an organizational chart or diagram that clearly illustrates your ownership structure and your shareholders' ownership interests.

Summary Financial Data, page 24

2.   Please refer to footnotes (1) and (2) to this table. Tell us why actual shareholder's equity as of October 24, 2017 is a component of "as adjusted" working capital and "as adjusted" total assets. Working capital is generally calculated as current assets minus current liabilities, and total assets should reflect the similarly titled line item on the face of your balance sheet. Please revise these footnotes to better explain how the amounts of "as adjusted" working capital and total assets are calculated. In addition, please make sure all of the footnotes reference the correct line item. For example, there is a reference to a footnote 6 for stockholders' equity but no corresponding footnote number 6. Alternatively, consider removing this column from your Summary Financial Data given that your Capitalization Table already includes "as adjusted" amounts.

Risk Factors, page 25

3.   Please add risk factor disclosure explaining the risks to investors of the cashless exercise of the public stockholders' warrants, including that the decision to require a cashless exercise is solely within the company's discretion and that a cashless exercise results in an investor receiving fewer shares than in a cash exercise scenario.

The NYSE may delist our securities from trading on its exchange..., page 29

4.   In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your NYSE listing and Exchange Act registration.

Management's Discussion and Analysis of Financial Condition and Results of Operations
JOBS Act, page 70

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419
Election to Remain an Investor, page 92

6.   Please expand your disclosure in the left column to specify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

Limitation on Liability and Indemnification of Officers and Directors, page 103

7.   We note your disclosure that your officers and directors have agreed to waive any right, title, interest or claim to any monies in the trust account and that any indemnification provided will only be able to be satisfied with funds outside of the trust account prior to the initial business combination. Please expand your disclosure to clarify whether future officers and directors will be required to agree to such waiver.

Principal Stockholders
Transfer of Founder Shares and Private Placement Warrants, page 105

8.   We note that holders of founder shares have (i) agreed to vote any founder shares held by them in favor of the initial business combination, (ii) entered into a written agreement to not propose any amendment to your amended and restated certificate of incorporation that would affect the substance or timing of your obligation to redeem 100% of your public shares if you do not complete your initial business combination within 24 months and (iii) entered into a letter agreement to waive their redemption rights and rights to liquidating distributions. Please clarify here, and elsewhere in the prospectus as appropriate, whether permitted transferees would be subject to the same agreements.

Certain Relationships and Related Party Transactions, page 107

9.   We note your disclosure on pages 67 and 108 that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by your sponsor, officers, directors or your or their affiliates in connection with services rendered prior to or in connection with the completion of an initial business combination. We also note your disclosure on pages 21 and 109 that reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination will not be made from the proceeds of this offering held in the trust account. Please revise your disclosure to clarify whether the interest income released for working capital requirements will also cover reimbursements for out-of-pocket expenses.

Exhibits

10.   We note that each of the exhibits filed to the registration statement refer to Nike Energy Acquisition Corp. Please re-file exhibits relating to you, such as your certificate of incorporation rather than Nike Energy's document currently filed as Exhibit 3.1. Also, if Nike Energy was the prior name of your company, please revise the prospectus accordingly.

You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brenda Lenahan